February 14, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Altegris Multi-Strategy Alternative Fund

Dear Mr. Grzeskiewicz:

On November 13, 2012, Northern Lights Fund Trust (the “Registrant”), on behalf of the Altegris Multi-Strategy Alternative Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 433 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On January 1, 2013, Laura Hatch provided comments by phone to Cassandra Borchers on your behalf.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND SUMMARY

1.

Footnote  1 to the Fee Table – we are concerned the other Altegris funds may have a senior security issue.  Please clarify at what level fee waiver will occur and reflect as appropriate in fee table.  Please clarify whether the Fund will invest in senior securities.

RESPONSE:

Registrant has revised the Fee Table to clarify the fact that the Adviser will not charge an advisory fee to the Altegris Multi-Strategy Alternative Fund for any assets of the Fund which are invested in other mutual funds managed by Altegris or its affiliate.  The Fund will not invest in senior securities.  The Altegris Multi-Strategy Alternative Fund will be subject to the same management fees and expenses as other shareholders investing in the same class of securities of any Other Investment Companies  (including funds managed by Altegris).  Under this advisory fee structure, the Management Fee has been estimated in the Fee Table as 0.30% for the first year of operations to accurately reflect the fact that only those assets of the Fund which ARE NOT invested in such affiliated mutual funds will be used to calculate the Adviser’s management fee for this Fund.  Estimates for Acquired Fund Fees and Expenses are included as a separate line item in the Fee Table.  Other Expenses will also be estimated for the first year.

Below is the revised Fee Table format to be included in the prospectus:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 30 days)	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class N
Management Fees(1)	0.30%	0.30%	0.30%	0.30%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.25%
Other Expenses (2)	[___]%	[___]%	[___%]	[___]%
Acquired Fund Fees and Expenses(3)	[___%]	[___%]	[___%]	[___%]
Total Annual Fund Operating Expenses	[ ]%	[ ]%	[ ]%	[ ]%

(1) The Fund will access certain strategies through the purchase of shares in other mutual funds advised by the Adviser or an affiliate of the Adviser.  The Adviser will not include the assets of the Fund invested in such other affiliated mutual funds when calculating its management fee to the Fund.   The Fund will pay the Adviser a management fee equal to 1.50% of the average daily net assets of the Fund which are not invested in such affiliated mutual funds. However, per the terms of the advisory agreement between the Fund and the Adviser, in no case will the Fund directly pay the Adviser a management fee that exceeds 1.00% of the Fund’s average daily net assets (calculated using total Fund assets).   The “Management Fees” reflected above are estimates of what the Fund will pay during its current fiscal year based on the Adviser’s anticipated amount of Fund assets allocated to investments - other than affiliated mutual funds– that are subject to the management fee described above.

(2) Based on estimated amounts for the current fiscal year. "Other Expenses" include the estimated expenses of the Fund's consolidated wholly-owned subsidiary (the “Subsidiary”).

(3) Based on estimated amounts for the current fiscal year. “Acquired Fund Fees and Expenses” include the estimated management fees and other expenses attributable to the Fund’s investments in other investment companies, including other mutual funds, exchange traded funds and/or exchange traded notes.  However, the Acquired Fund Fees and Expenses estimate does not include the costs of the Fund’s or the Subsidiary’s investments in any in underlying commodity pools or other collective investment vehicles that are not investment companies.

2.

A footnote to the Fee Table refers to Acquired Fund Fees and Expenses.  Please delete the disclosure in this footnote after the second sentence.  Additionally, please disclose where appropriate (a) to what extent the Fund will be invested in unregistered funds; (b) how the adviser will measure such funds with respect to liquidity; and (c) how such funds will be valued.

RESPONSE:

The footnote has been revised as requested.  Also, Registrant does not currently intend to invest in Section 3(c)(1) or Section 3(c)(7) private funds as part of its principal investment strategy.

3.

A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:

The Registrant has revised the prospectus to reflect the fact that there is not a Fee Waiver and Expense Reimbursement Agreement.

PRINCIPAL INVESTMENT STRATEGIES:

4.

The investment objective as included in the principal investment strategies should be restated identical to the objective listed on the first page of the prospectus.  Please review and revise the disclosure to be sure it is accurate and consistent.

RESPONSE:

The Registrant has revised the investment objective disclosure as requested.

5.

Footnote 3 to the Fee Table indicates, “Acquired Fund Fees and Expenses” include… investments, if any, in funds excepted from the requirement to register as an investment company under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.”  Please revise the disclosure, as applicable, in the Principal Investment Strategy section, that the Fund will invest in Section 3(c)(1) or 3(c)(7) funds (the current disclosure appears to be limited to registered funds).

RESPONSE:

Registrant does not intend to invest in Section 3(c)(1) or 3(c)(7) unregistered funds as part of its principal investment strategy.  Therefore the related disclosure has been removed from the footnote.

6.

With respect to the fees of the Subsidiary, please (1) explain, supplementally, how the fees of the Subsidiary are reflected in the Fee Table;  (2) revise the Fee Table, as necessary, to insure proper disclosure of such fees, including the fees of underlying pools; and (3) explain, supplementally how the expenses of the Subsidiary and underlying pools will be reflected in Fund financials.

RESPONSE:

The footnotes to the Fee Table reflect the fact that the wholly-owned Subsidiary will be included in and consolidated with the Fund’s financial statements.  Estimated expenses of the Subsidiary will be included in the Fund’s “Other Expenses”.  The Adviser does not expect GAAP accounting principles to require or allow the indirect expenses of any Underlying Pools to be consolidated with the Subsidiary or the Fund; therefore the Underlying Pool expenses are not included in the Fee Table.  Revised footnote 3 clarifies this point.  See Revised table in Comment 1 above.

7.

Please consider how recent changes to Commodities Futures Trading Commission (“CFTC”) rules affect the Subsidiary.  Additionally, please confirm, supplementally, whether the Subsidiary will be regulated as a commodity pool operator (“CPO”), or exempt from CPO registration.

RESPONSE:

The Subsidiary is exempt from registration pursuant to Rule 4.7.  However, the Fund’s Adviser, Altegris Advisors, LLC, is registered as a CPO and CTA.

8.

Please provide information in your response regarding which entity will be registered as a commodity trading advisor (“CTA”) - Altegris Advisors, LLC (“Altegris”), an Altegris affiliate, or an independent third-party.

RESPONSE:

The Adviser, Altegris Advisors, LLC, is registered as a CPO and CTA.

9.

Please disclose whether the Subsidiary is a Cayman Island entity.

RESPONSE:

The Subsidiary is being formed under the laws of the Cayman Islands.  This disclosure is included under the heading “investment subsidiary” in the Prospectus.

10.

Please review the disclosure in the prospectus related to the Subsidiary, and consider whether additional disclosure regarding the Subsidiary is appropriate in the prospectus, including the discussion of principal investment strategies of the Fund.

RESPONSE:

Registrant has reviewed the prospectus and has included additional  disclosure regarding  the Subsidiary.  The Fund Summary, page 4, has been revised to include the following:

In order to provide the Fund with exposure to certain Managed Futures, Global Macro or other strategy investments that involve trading  both financial and non-financial commodity futures contracts within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), the Fund may invest through its Subsidiary up to 25% of its total assets in Underlying Pools, swap contracts and structured notes and other investments intended to serve as margin or collateral for swap positions.  The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis with the Fund.  The Fund may also make Managed Futures, Global Macro and other strategy investments that do not provide exposure to non-financial commodity futures contracts, directly, meaning outside of the Subsidiary, and these may include investments in Underlying Pools, swaps, structured notes or other derivatives.

The following has been added to page 17 of the prospectus, under Principal Investment Strategies:

INFORMATION ABOUT THE SUBSIDIARY AND ITS INVESTMENTS

The Subsidiary.  Although the Fund may make Managed Futures and Global Macro strategy investments directly, outside of a Subsidiary, it may also execute such strategies by investing up to 25% of its total assets in a wholly-owned and controlled Subsidiary, which will invest the majority of its assets in Underlying Pools, swap contracts, structured notes and other investments intended to serve as margin or collateral for swap positions. By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code, which requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income"). The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the derivative directly. With respect to income from the Fund’s investment in its Subsidiary, the Fund will rely upon Section 851(b) of the Code and the rules thereunder to assure compliance with the limitations of the federal tax requirements of Subchapter M of the Code. Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiary. For that reason, references to the Fund may also include the Subsidiary. The Subsidiary will be subject to the same investment restrictions and limitations, as the Fund, when viewed on a consolidated basis, and follow the same compliance policies and procedures, as the Fund, to the extent applicable.

Information about Underlying Pools that Trade Commodity Futures.  With respect to investments made by the Fund in such Underlying Pools, each Underlying Pool, or share classes of an Underlying Pool, is managed by a manager or trading adviser, pursuant to a proprietary strategy. The Underlying Pools may use a form of leverage often referred to as "notional funding" - that is the nominal trading level for an Underlying Pool will exceed the cash deposited in its trading accounts. For example if an Underlying Pool manager wants the Underlying Pool to trade a $10,000,000 commodity futures portfolio (the "nominal trading level") the Underlying Pool's margin requirement may be $500,000. The Underlying Pool can either deposit $10,000,000 to "fully fund" the account or can deposit only a portion of the $10,000,000, provided that the amount deposited meets the account's ongoing minimum margin requirements. The difference between the amount of cash deposited in the account and the nominal trading level of the account is referred to as notional funding. The use of notional funding (i.e., leverage) will increase the volatility of an Underlying Pool. In addition, the leverage may make an Underlying Pool subject to more frequent margin calls. However, additional funds to meet margin calls are available only to the extent of an Underlying Pool's assets and not from the Subsidiary or the Fund. Underlying Pool management fees are based on the nominal trading level and not the cash deposited in the trading account. For illustration purposes only, assume an Underlying Pool has assets of $50 million and has engaged a single investment manager to trade commodity futures on its behalf. The Underlying Pool is notionally funded and uses a nominal trading level of $200 million. The Underlying Pool pays its manager an annual management fee of 1% of the nominal account size, or $2,000,000. While the management fee represents 1% of the nominal account size ($200 million), the management fee represents 4% of the cash deposited ($50 million) in the Underlying Pool's futures trading account.

Information About Swaps on Reference Assets (such as Underlying Pools).  In order to achieve the desired Managed Futures and/or Global Macro exposures, the Fund may enter into swap agreements in which a counterparty agrees to pay the Fund the return of a reference asset (such as an Underlying Pool), or a basket of such reference assets, in exchange for the Fund paying the counterparty a floating rate and/or a fixed rate. In connection with these agreements, cash or liquid securities may be set aside as collateral by the Fund's custodian in accordance with the terms of the swap agreement. The Fund receives any gains generated by the collateral. Swaps are marked to market daily based upon market quotations and fair value estimates of the value of the reference asset, and in accordance with the Fund’s valuation procedures. The change in swap value, if any, is recorded as unrealized gain or loss. These financial instruments are not actively traded on financial markets. The values assigned to these instruments are based upon the best available information and because of the uncertainty of the valuation, these values may differ significantly from the values that would have been realized had a ready market for these instruments existed, and the differences could be material. Payments received or made at the end of the measurement period are typically based on independent valuations of the reference asset(s) and are recorded as realized gain or loss. Entering into these agreements involves, to varying degrees, elements of credit, market, and documentation risk. Such risks involve the possibility that there will be no independent valuation of the reference asset(s), that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that the return of the reference asset relative to the floating and/or fixed rate may be below expectations. These and other risks are described more fully below and in the Statement of Additional Information.

Information About Structured Notes on Reference Assets (such as Underlying Pools).  In order to achieve the desired Managed Futures and/or Global Macro exposures, the Fund may purchase structured notes from an issuer who agrees to pay the Fund the return of a reference asset (such as an Underlying Pool), or a basket of such reference assets, less a floating rate and/or a fixed rate. Structured notes are marked to market daily based upon market quotations and fair value estimates of the value of the reference asset, and in accordance with the Fund’s valuation procedures. The change in note value, if any, is recorded as unrealized gain or loss. These financial instruments are not actively traded on financial markets. The values assigned to these instruments are based upon the best available information and because of the uncertainty of the valuation, these values may differ significantly from the values that would have been realized had a ready market for these instruments existed, and the differences could be material. Payments received or made upon note redemption or maturity are typically based on independent valuations of the reference asset(s) and are recorded as realized gain or loss. Purchasing such structured notes involves, to varying degrees, elements of credit, market, and documentation risk. Such risks involve the possibility that there will be no independent valuation of the reference asset(s), that the issuer may default on its obligation to perform (possibly leading to a loss of principal) or disagree as to the meaning of contractual terms in the note documents, and that the return of the reference asset less the floating and/or fixed rate may be below expectations. These and other risks are described more fully below and in the Statement of Additional Information.

11.

Derivatives Risk.  Please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant has reviewed the derivatives-related strategy and risk disclosures for the Fund and believes the derivatives-related strategy and risk disclosures contained in the revised Prospectus are consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller.

12.

On page 4 of the prospectus, disclosure related to the Fund’s investment strategy includes reference to “investment styles.”  Please explain how “style” differs from “strategy.”

RESPONSE:

Registrant has revised the disclosure to remove the reference to “investment styles”.

13.

Please disclose if: (1) the Fund may invest in debt securities in default; and (2) there is a limit to the extent to which the Fund may invest in junk bonds.

RESPONSE:

The Fund does not intend to invest in debt securities in default directly.  The Fund anticipates any investments in fixed income securities will be made through Other Investment Companies, and primarily through affiliated Altegris mutual funds.  The prospectus had been revised to include revised disclosure:

Both Equity Long Short and Fixed Income Long Short strategies will be accessed primarily through Other Investment Companies which may invest in convertible debt securities or credit-related instruments of any maturity or credit quality, including those rated below investment grade ("high yield securities" or "junk bonds") or in default.  Below investment grade debt securities are those rated below Baa3 by Moody's Investors Service or equivalently by another nationally recognized statistical rating organization (NRSRO).  There is no limit to the Fund’s exposure to such high yield securities or junk bonds.

14.

There is reference to both “sub-adviser” and a “Subsidiary” in the prospectus.  Please explain whether these are two different entities, and revise prospectus disclosure, as necessary, to clarify the relationship between them.

RESPONSE:

The Fund intends to invest up to 25% of its net assets through a wholly owned Subsidiary, as described in the prospectus.  While the Fund does not currently intend to utilize any sub-advisers, disclosure regard a Manager of Managers order previously obtained by the Adviser has been included to notify shareholders that the exemptive relief has previously been obtained, and to include relevant provisions of such exemptive relief.   Disclosure on page 6 of the revised prospectus revised the reference from “additional sub-adviser” to “a sub-adviser”, to further clarify the Fund has not retained any sub-advisers.

PRINCIPAL INVESTMENT RISKS:

15.

All Principal Investment Risks listed should be reflected in the Fund’s Investment Strategy.  Some of the risks listed; e.g., Credit Default Swap Risk, Emerging Markets Risk, Mortgage Backed and Asset Backed Risk, Real Estate Securities Risk and Leverage Risk, are not reflected through corresponding disclosure in the Investment Strategy section.  Please revise the prospectus disclosure accordingly such that the each Principal Investment Risk shown has corresponding disclosure in the Investment Strategy.

RESPONSE:

Registrant has reviewed the risks and believes each corresponds to an investment strategy disclosure.  For example, real estate and emerging markets are discussed in the context of Equity Long Short Strategies.  The use of leverage is discussed in disclosure regarding Other Investments Companies and additional disclosure has been added to the Fund Summary:

“The Fund may employ leverage or hedging techniques directly, or through other investment companies.”

16.

High Yield or Junk Bond Risk.  Please revise the risk disclosure to indicate that these investments are speculative.

RESPONSE:

Registrant has revised the relevant disclosure.  The first sentence of the “High Yield or Junk Bond Risk,” in both Items 4 and 9, has been revised as follows:

Lower-quality bonds and other debt securities, known as "high yield" or "junk" bonds, are speculative and present greater risk than bonds of higher quality, including an increased risk of default.

17.

Please explain how the Fund will account for swaps.  The Fund may use credit default swaps. Will it utilize any other type of swaps?

RESPONSE:

Registrant confirms that the Fund would cover credit default swaps in which it invests directly to the extent required by the SEC.  The prospectus has been revised to include additional disclosure regarding swaps as included in response to Comment 10 above.

18.

Please provide further detail regarding the Adviser’s Investment Process to clarify how the Fund decides to invest in other funds vs. investing directly in securities, and how it allocates its assets among its investments.

RESPONSE:

The following sentence has been added to the Fund Summary on page 3 of the prospectus:

“The specific asset allocation among the various strategies and investments within each strategy will be determined by the Adviser from time to time in accordance with the Adviser’s investment process.”

Whether investments are made directly or through other funds is generally dictated by the particular strategy, as described in the Fund Summary.  Additional detail regarding the Adviser’s investment process is included on pages 11-15 of the prospectus.

19.

With respect to the Subsidiary, please explain, and revise disclosure as necessary, (1) whether the Subsidiary already exists; (2) do other entities or individuals invest in the Subsidiary; (3) whether the Subsidiary is available for investment solely to this Fund or if it may also be invested in by other Altegris funds; and (3) whether the general public may invest directly in the Subsidiary.

RESPONSE:

The Subsidiary is not yet a legal entity, but is in formation.  It will be a wholly-owned subsidiary and will only be available for investment to this Fund.  It will not be available for investments by other Altegris funds or the general public.  Disclosure regarding the Subsidiary has been revised to clarify these points.

20.

Please confirm that you believe the disclosure regarding market timing discussed in the Frequent Purchases and Redemptions of Fund Shares Section are described in sufficient specificity, as required under Item 11(e)(4)(iii) of Form N-1A.  Please revise this section if additional specificity is required.

RESPONSE:

Registrant has reviewed the disclosure regarding market timing and believes it 1) accurately reflects the Trust’s market timing policy and procedures and 2) the disclosure satisfies the requirements of Item 11(e) of Form N-1A with respect to required specificity relating to the Trust’s market timing policies and procedures.

STATEMENT OF ADDITIONAL INFORMATION:

21.

Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.

RESPONSE:

Registrant confirms any disclosure in the SAI which Registrant believes is material to an investor’s investment decision is included in the revised prospectus.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers